September 20, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Alison White

Re:	Registration Statement on Form N-14 of Franklin Mutual Series Funds (the “Registrant”)
File No. 333-233335

Dear Mr. Long and Ms. White:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on September 19, 2019 to Kenneth L. Greenberg, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Mutual International Fund (the “International Fund”) with and into the Franklin Mutual Global Discovery Fund (the “Global Discovery Fund”), each a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2019 under Rule 488 under the Securities Act of 1933, as amended.
Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses, as applicable, will be incorporated into a filing to be made in a pre-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
A.	Disclosure Comments
1.	Text: Second sentence of the second paragraph on page 4 states:
The Global Discovery Fund seeks capital appreciation and the International Fund seeks capital appreciation which may occasionally be short term. Short term with regard to capital appreciation means appreciation generated over a period of less than 12 months.

Comment:  Please add further clarification about the practical effect to shareholders of the difference between seeking capital appreciation and seeking capital appreciation which may occasionally be short term.
Response:  Revised as requested.
2.	Text: Second to last sentence of the first paragraph on page 4 under the section “How will the Transaction affect me?-Investment Goals, Strategies, Policies and Risks” states:
The Global Discovery Fund invests primarily in equity securities of U.S. and foreign companies that the Investment Manager believes are undervalued, but may also invest substantially and up to 100% of its assets in foreign securities which may include sovereign debt and participations in foreign government debt.
Comment: Please confirm supplementally that the Global Discovery Fund will add disclosure to its prospectus in its next Form N-1A update that describes what percentage of the Fund will be invested in non-US securities in order to comply with Securities and Exchange Commission Staff guidance regarding the use of the word “Global” in its name.
Response:  The Registrant confirms that the Global Discovery Fund will add  disclosure to its prospectus in its next Form N-1A update that describes what percentage of the Fund will be invested in non-US securities in order to comply with Securities and Exchange Commission Staff guidance regarding the use of the word “Global” in its name.
The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Amy Smith, Esq. at (215) 564-8104.

Regards,

/s/ Marianne Kim
Marianne Kim, Esq.
Assistant Secretary
Franklin Mutual Series Funds

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